Exhibit 99.1

Contact:	Fred Adams, Jr. Chairman and CEO (601) 948-6813

CAL-MAINE FOODS ANNOUNCES
FIRST QUARTER FISCAL 2006 RESULTS

JACKSON, Miss. (October 6, 2005) — Cal-Maine Foods, Inc. (Nasdaq/NM:CALM) today announced results for its first quarter of fiscal 2006 ended August 27, 2005.

        For the first quarter of fiscal 2006, net sales were $79.8 million, compared with net sales of $102.0 million for the first quarter of fiscal 2005. The Company reported a net loss of $8.1 million, or $0.35 per basic share, for the first quarter of fiscal 2006 compared with a net loss of $887,000, or $0.04 per basic share, for the year-earlier period.

        Commenting on the results, Fred Adams, Jr., chairman and chief executive officer of Cal-Maine Foods, Inc., stated, “Results for the first quarter of fiscal 2006 reflected lower market prices for eggs as supply outweighed demand industry-wide during this period. However, as we began our second fiscal quarter, egg prices have improved considerably with the reduction in the nation’s laying flock, which has created a more favorable balance of supply and demand. The next few months are typically a seasonably strong period of demand and we expect further improvement in egg prices. Additionally, the most recent U.S.D.A. forecast indicates a large corn and soybean crop, so we also expect to see favorable feed prices in the months ahead. Finally, our recently announced acquisition of the Hillandale egg operations in Florida is going smoothly, and we are confident that it will be a good addition to Cal-Maine’s overall operations.”

        Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs. The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 28 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

        Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the Company’s SEC filings) that could cause actual results to differ materially from those projected. SEC filings may be obtained from the SEC or by contacting the Company.

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960	*	JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813	*	FAX 601-969-0905

CALM Reports First Quarter Fiscal 2006 Results

October 6, 2005

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended
	August 27, 2005	August 28, 2004
Net sales	$79,756	$102,017
Gross profit	960	10,681
Operating income (loss)	(9,957)	(981)
Income (loss) before income taxes	(12,101)	(1,397)
Net income (loss)	$(8,108)	$(887)
Net income (loss) per common share:
Basic	$(0.35)	$(0.04)
Diluted	$(0.35)	$(0.04)
Weighted average shares outstanding:
Basic	23,490	24,166
Diluted	23,490	24,166

During the quarter ended August 27, 2005, the Company did not repurchase any shares of its Common Stock pursuant to a stock repurchase plan that expired on July 31, 2005.

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands, except per share amounts)

	August 27, 2005	May 28, 2005
ASSETS
Cash and cash equivalents	$46,181	$55,605
Receivables	28,798	23,415
Inventories	43,766	45,628
Other	1,117	1,308

Current assets	119,862	125,956
Fixed assets (net)	123,955	127,388
Other assets	14,084	16,190

Total Assets	$257,901	$269,534

LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt	$10,195	$10,149
Accounts payable	21,467	20,034
Other current liabilities	10,126	13,086
Current deferred income taxes	9,240	9,100

Current liabilities	51,028	52,369
Deferred taxes and liabilities	22,281	22,465
Long-term debt	71,091	72,845
Shareholders' equity	113,501	121,855

Total liabilities and shareholders' equity	$257,901	$269,534

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